(a Development Stage Company)

Consolidated Financial Statements

Year Ended September 30, 2011
(expressed in Canadian dollars)

Management's Responsibility For Financial Reporting

The accompanying financial statements of Zodiac Exploration Inc. (the “Company”) have been prepared by and are the responsibility of the management of the Company. The financial statements are prepared in accordance with US generally accepted accounting principles and reflect management’s best estimates and judgment based on currently available information.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conducted an audit in accordance with United States generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is accurate and reliable.

(Signed)  “Murray Rodgers”                                                                                                         (Signed) “Randy Neely”
President and Chief Executive Officer                                                                                                           Chief Financial Officer

December 22, 2011
Calgary, Alberta

Independent Auditor's Report

December 22, 2011

Independent Auditor’s Report

To the Shareholders of Zodiac Exploration Inc.

We have audited the accompanying consolidated financial statements of Zodiac Exploration Inc., which comprise the consolidated balance sheets as at September 30, 2011 and September 30, 2010 and the consolidated statements of loss and deficit, consolidated statement of equity and cash flows for the 12 month periods ended September 30, 2011 and December 31, 2009 and the nine month period ended September 30, 2010 we have also audited the statements of loss and deficit and cash flows for the period June 12, 2008 to September 30, 2011 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Zodiac Exploration Inc. as at September 30, 2011 and September 30, 2010 and the results of its operations, equity and cash flows for the periods ended September 30, 2011, September 30, 2010, December 31, 2009 and operations and cash flows for the period June 12, 2008 to September 30, 2011 in accordance with United States generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants

Zodiac Exploration Inc.
(a Development Stage Company)
Consolidated Balance Sheet
As at September 30, 2011 and September 30, 2010
(Expressed in Canadian $ 000's)

	Note	$2011	$2010
Assets
Current Assets
Cash		$40,532	$58,445
Accounts receivable		3,875	63
Prepaid expenditures		314	538
		44,721	59,046

Investment in KOS Energy Ltd.		-	25
Property, plant and equipment	5.	64,477	21,037
		$109,198	$80,108
Liabilities
Current Liabilities
Accounts payable and accrued liabilities		$6,990	$2,133
		6,990	2,133

Asset retirement obligation	6.	385	206
		7,375	2,339
Shareholders' Equity
Share capital	8.	114,424	74,742
Warrants	8.	2,833	6,547
Contributed surplus		2,947	1,100
Deficit		(18,381)	(4,620)
		101,823	77,769
		$109,198	$80,108
Nature of operations	1.
Commitments	11.

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Inc.
(a Development Stage Company)
Consolidated Statement of Loss and Deficit
For the 12 months ended September 30, 2011, 9 months ended September 30, 2010, the 12 months ended December 31, 2009, and the period from inception (June 12, 2008) to September 30, 2010
(Expressed in Canadian $ 000's except per share amounts)

	12 months ended September 30, 2011 $	9 months ended September 30, 2010 $	12 months ended December 31, 2009 $	Inception (June 12, 2008) to September 30, 2011 $
Income
Interest income	$215	$42	$21	$411
Operating expenses
General and administrative	3,824	1,876	1,549	7,629
Stock based compensation	1,546	814	183	2,544
Depreciation and accretion	45	33	22	107
Impairment of oil & gas properties	8,472	-	-	8,472
Writedown of KOS investment	25	25	-	50
Foreign exchange loss (gain)	64	(115)	34	(10)
	13,976	2,633	1,788	18,792
Net loss before income taxes	(13,761)	(2,591)	(1,767)	(18,381)
Income taxes
Net loss	(13,761)	(2,591)	(1,767)	(18,381)
Deficit, beginning of period	(4,620)	(2,029)	(262)	-
Deficit, end of period	$(18,381)	$(4,620)	$(2,029)	$(18,381)

Basic and diluted loss per share:
$ (0.04)	$ (0.02)	$ (0.02)

Weighted average shares outstanding during the period   333,580,968  163,810,884    81,820,932

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Inc. (a Development Stage Company) Consolidated Statement of Equity
As at September 30, 2011
(Expressed in Canadian $ 000's)

	Common Stock					Total
	Shares	Amount	Contributed Surplus	Warrants	Acc. Deficit	Shareholders' Equity
As at December 31, 2008	79,895,015	$ 12,090	$ -	$ 5,243	$ (262)	$ 17,071
Common shares issued pursuant to Finder's Fee	507,500	123	-	-	-	123
Common shares issued on property acquisition	2,900,000	700	-	-	-	700
Stock-based compensation	-	-	236	-	-	236
Net loss	-	-	-	-	(1,767)	(1,767)
As at December 31, 2009	83,302,515	12,913	236	5,243	(2,029)	16,363
Common shares issued through private placement	83,190,127	15,091	-	-	-	15,091
Warrants issued through private placement	-	-	-	1,296	-	1,296
Common shares issued on exercise of stock options	72,503	25	-	-	-	25
Contributed surplus effect on exercise of options	-	6	(6)	-	-	-
Common shares issued	142,156,840	50,000	-	-	-	50,000
Share issue costs	-	(3,309)	-	-	-	(3,309)
Shares held by Peninsula shareholders pursuant to RTO	8,861,626	16	-	-	-	16
Warrants held by Peninsula shareholders pursuant to RTO	-	-	-	8	-	8
Stock-based compensation	-	-	871	-	-	871
Net loss	-	-	-	-	(2,591)	(2,591)
As at September 30, 2010	317,583,611	74,742	1,101	6,547	(4,620)	77,769
Common shares issued on exercise of stock options	340,750	101	-	-	-	101
Contributed surplus effect on exercise of options	-	31	(31)	-	-	-
Common shares issued on exercise of warrants	38,624,362	33,946	-	-	-	33,946
Original warrant valuation effected on exercise of warrants	-	3,714	-	(3,714)	-	-
Shares issued to acquire property	2,700,018	1,890	-	-	-	1,890
Stock-based compensation	-	-	1,877	-	-	1,877
Net loss	-	-	-	-	(13,761)	(13,761)
As at September 30, 2011	359,248,741	114,424	2,947	2,833	(18,381)	101,823

Zodiac Exploration Inc.

(a Development Stage Company)

Consolidated Statement of Cash Flows

For the 12 months ended September 30, 2011, 9 months ended  September 30, 2010, the 12 months ended December 31, 2009, and the period from inception (June 12, 2008) to September 30, 2010

(Expressed in Canadian $ 000's)

	12 Months ended September 30, 2011	9 Months ended September 30, 2010	12 Months ended December 31, 2009	Inception (June 12, 2008) to September 30, 2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	$ (13,761)	$ (2,591)	$ (1,767)	$ (18,381)
Depreciation and accretion	45	33	22	107
Stock based compensation	1,546	814	183	2,544
Asset impairment charges	8,497	25	-	8,522
Foreign currency exchange gains (losses)	64	(115)	34	(18)
Change in accounts receivable	21	48	(92)	(42)
Change in prepaids	(35)	(107)	(56)	(204)
Change in accounts payable and accrued liabilities	(162)	227	138	277
TOTAL CASH FLOWS FROM OPERATING ACTIVITIES	(3,785)	(1,666)	(1,538)	(7,195)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(45,949)	(4,376)	(6,065)	(64,721)
Investment in KOS Energy Ltd.	-	-	(50)	(50)
Proceeds from sale of property and equipment	-	-	159	159
NET CASH USED BY INVESTING ACTIVITIES	(45,949)	(4,376)	(5,956)	(64,612)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	-	61,782	-	73,872
Proceeds from issuance of warrants	33,946	1,296	-	40,485
Proceeds from stock options exercised	101	25	-	126
NET CASH USED BY FINANCING ACTIVITIES	34,047	63,103	-	114,483
OTHER ACTIVITIES:
Effect of exchange rate on cash and equivalents	(2,226)	115	(33)	(2,144)
Net increase (decreases) in cash and equivalents	(17,913)	57,176	(7,527)	40,532
Cash and cash equivalents at beginning of period	58,445	1,269	8,796	-
Cash and cash equivalents at end of period	$ 40,532	$ 58,445	$ 1,269	$ 40,532
Supplemental data:

Interest received	215	42	21	411

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Inc.
(a Development Stage Company)
Notes to the Financial Statements
For the year ended September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009
(Expressed in Canadian $ 000's except per share amounts)

1. Organization and Operations of the Company

Zodiac Exploration Inc. (“Zodiac” or “the Company”) was formed as a result of the Reverse Takeover (“RTO”) as structured under a Plan of Arrangement completed on September 28, 2010, in which Peninsula Resources Ltd. (“Peninsula”) acquired all of the outstanding shares of Zodiac Exploration Corp. in a share for share exchange (the “Transaction”) (note 4).  The Transaction entailed the amalgamation of Zodiac Exploration Corp. with 1543081 Alberta Ltd. (subsequently named Zodiac Exploration Corp.), a wholly owned subsidiary of Peninsula.  Upon completion of the Transaction, Peninsula changed its name to Zodiac Exploration Inc.  For financial reporting purposes, the Transaction was accounted for as a RTO that did not constitute a business combination, with Zodiac Exploration Corp. identified as the RTO acquirer and Peninsula the reverse takeover acquiree.  These consolidated financial statements are those of Zodiac with the RTO accounted for as a capital transaction. The comparative information presented, including all information presented prior to September 28, 2010, is that of Zodiac Exploration Corp. as it has been deemed the continuing entity post RTO. Zodiac is principally engaged in the acquisition, exploration and development of oil and gas properties in the San Joaquin Basin in California. To date, the Company has had only incidental oil and gas revenues included as an offset to capital expenditures and is still considered to be in the development stage as defined by the Financial Accounting Standards Board ("FASB") Accounting Standard's Codification ("ASC") 915.

The Company has consolidated in its accounts the accounts of: Zodiac Exploration Corp.; Peninsula Resources (Barbados) Limited; and Zodiac USA Corp. (“Zodiac USA”), including Zodiac Kentucky LLC (“Zodiac Kentucky”) and Zodiac Energy LLC (“Zodiac Energy”).  Peninsula Resources (Barbados) Limited was established by Peninsula Resources Ltd. prior to the RTO and is inactive.  Zodiac Exploration Corp. (formerly 1543081 Alberta Ltd.) was the amalgamation vehicle for the RTO.  Zodiac Kentucky and Zodiac Energy were established to carry on oil and gas exploration and development activities in the states of Kentucky and California, respectively. Both Zodiac Kentucky and Zodiac Energy are limited liability corporations, established under the laws of the state of Nevada, wholly owned by Zodiac USA to act as operating companies.  Zodiac Kentucky is inactive.

At September 30, 2011, the Company has not yet achieved profitable operations, has accumulated a deficit of $18,381 (2010 - $4,620) since its inception, and expects to incur further losses in the development of its business, which is typical of an oil and gas exploration company in the early stages of development.  As at September 30, 2011, the Company’s cash balance was $40,532 (2010 - $58,445) primarily from financings completed in the twelve month period ended September 30, 2011 and the nine months ended September 30, 2010.

The Company changed its fiscal year from December 31 to September 30, effective September 30, 2010.    As a result, the figures in the consolidated statement of earnings and comprehensive income and consolidated cash statement of cash flows are for the twelve, nine and twelve months ended September 30, 2011, September 30, 2010 and December 31, 2009, respectively.

2. Significant Accounting Policies
Basis of preparation

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"), are expressed in Canadian dollars and reflect the following significant accounting policies:

Zodiac Exploration Inc.
(a Development Stage Company)
Notes to the Financial Statements
For the year ended September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009
(Expressed in Canadian $ 000's except per share amounts)

Principles of consolidation

The consolidated financial statements include the assets, liabilities and results of operations, after the elimination of intercompany transactions and balances, of the Company and its subsidiaries, all of which are wholly-owned.

Estimates by management

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used.  The Company evaluates its estimates and assumptions on a regular basis.  The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of the Company’s financial statements.

The Company uses estimates to calculate depreciation and accretion expense, to assess impairments of long-lived assets, to estimate asset retirement obligations, to estimate fair market value of investments, to calculate the fair value of warrants and stock options, and to estimate current tax expense.

Measurement uncertainty

The Company calculated depreciation and accretion expense using estimates of oil and gas reserves remaining in oil and gas properties, commodity prices and capital costs required to develop those reserves. Estimates of volumes and the related future cash flows are subject to measurement uncertainty.  Such reserve estimates are subject to change as additional information becomes available.

Numerous assumptions and judgments are required in the fair value calculation of the asset retirement obligation including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, and timing of settlement. To the extent future revisions to these assumptions impact the fair value of any existing asset retirement obligation (“ARO”) liability, a corresponding adjustment is made to the oil and gas property.

Impairment tests are carried out by the Company based upon the technical expertise of its personnel and are subject to measurement uncertainty.  The assumptions underlying the impairment tests are subject to change as circumstances dictate and additional information becomes available.

The assumptions used in the determination of the fair value of warrants and stock options issued are based on the use of the Black-Scholes pricing model, which includes estimates of the future volatility of the Company’s stock price, expected lives of the warrants and stock options, expected dividends and risk-free rate.

By their nature, these estimates are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the financial statements of future periods could be material.

Zodiac Exploration Inc.
(a Development Stage Company)
Notes to the Financial Statements
For the year ended September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009
(Expressed in Canadian $ 000's except per share amounts)

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments held in the form of bankers’ acceptances, money market investments and certificates of deposit with investment terms that are less than three months at the time of acquisition. These investments are stated at fair value, which approximates cost plus accrued interest.

Foreign currency translation

The financial statements of foreign subsidiaries are translated to Canadian ("CAD") dollars in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation" (ASC Topic 830.10).  The Company’s reporting currency is CAD dollars.  Monetary assets and liabilities denominated in foreign currencies are translated into CAD dollars at exchange rates prevailing at the balance sheet date and non-monetary assets and liabilities are translated at rates in effect on the date of the transaction. Revenues and expenses are translated at the average rate of exchange in effect during the period other than depreciation which is translated at historical rates. Exchange gains or losses arising from translation are included in operating expenses.

Property, plant and equipment

i.        Petroleum and natural gas properties

The Company follows the full cost method of accounting whereby all costs related to the acquisition are initially capitalized on a country by country cost centre basis.  Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, costs of drilling productive and non-productive wells, together with overhead and interest directly related to exploration and development activities, and lease and well equipment.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless such a disposition would alter the rate of depletion and depreciation by more than 20%.

ii.       Depletion

Costs capitalized are depleted and amortized on a cost centre basis using the unit-of-production method based on estimated proved petroleum and natural gas reserves before royalties as determined by independent engineers.  For purposes of this calculation, petroleum and natural gas reserves before royalties are converted to a common unit of measure on the basis of their relative energy content where one barrel of oil or liquids equals six thousand cubic feet of gas.

In determining its depletion base, the Company includes estimated future capital costs to be incurred in developing proved reserves and excludes the cost of significant unproved properties until it is determined whether proved reserves are attributable to the unproved properties or impairment has occurred.  Unproved properties are evaluated separately for impairment based on management’s assessment of future drilling.

During the period there has been no commercial production, and a depletion expense was not recognized.

Zodiac Exploration Inc.
(a Development Stage Company)
Notes to the Financial Statements
For the year ended September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009
(Expressed in Canadian $ 000's except per share amounts)

iii.      Ceiling test

Under the full cost method of accounting, a limit is placed on the carrying amount of petroleum and natural gas properties.  A ceiling test is performed on a cost centre basis to recognize and measure impairment, if any.

Impairment is recognized if the carrying amount of petroleum and natural gas properties, less the cost of unproved properties not subject to depletion (the “adjusted carrying amount”), exceeds the estimated undiscounted future cash flows from the Company’s proved reserves.  The future cash flows are based on forecast prices and costs, as provided by an independent third party.  If recognized, the magnitude of the impairment is measured by comparing the adjusted carrying amount to the estimated discounted future cash flows of the Company’s proved plus probable reserves.  Any recognized impairment is recorded as additional depletion and amortization expense.

iv.      Other assets

Other assets are carried at cost and amortized over the estimated useful lives of the assets at various rates per annum calculated on a declining balance basis.

Asset retirement obligations

The Company recognizes the fair value of an asset retirement obligation in the period in which a well or related asset is drilled, constructed or acquired and when a reasonable estimate of the fair value can be made.  The fair value of the estimated ARO is recorded as a long-term liability, and equals the present value of estimated future cash flows, discounted using a risk-free interest rate adjusted for the Company’s credit standing.  The liability accretes until the date of expected settlement of the retirement obligations or the asset is sold and is recorded as an accretion expense.  The associated asset retirement costs are capitalized as part of the carrying value of the related assets.  The capitalized amount is amortized to earnings on a basis consistent with depreciation and depletion of the underlying assets. Actual restoration expenditures are charged to the accumulated obligation as incurred.  Any settlements are charged to income in the period of settlement.

Income taxes

Income taxes are accounted for using the liability method of income tax allocation.  Under the liability method, future income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values.  Future income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized.  Future income tax assets and liabilities are determined based on the substantively enacted tax laws and rates that are anticipated to apply in the period of realization.

The Company evaluates such tax reporting methods on a periodic basis to determine if any uncertain tax positions exist that would require the establishment of a loss contingency.  A loss contingency would be recognized if it were probable that a liability had been incurred as of the date of the financial statements and the amount of the loss could be reasonably estimated.

Amounts recognized are subject to estimate and judgment regarding the likely outcome of each uncertain tax position.  The amount that is ultimately incurred for an individual tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.  The Company has determined that no significant uncertain tax positions exist as of September 30, 2011 and September 30, 2010 as a full valuation allowance has been taken in the year then ended.

Zodiac Exploration Inc.
(a Development Stage Company)
Notes to the Financial Statements
For the year ended September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009
(Expressed in Canadian $ 000's except per share amounts)

Financial instruments

The fair values of financial instruments, which include cash and cash equivalents, other receivables, accounts payable and accrued liabilities approximate their carrying values due to the relatively short maturity of these instruments.

Concentration of risk

The Company maintains its cash accounts primarily with one commercial bank in Canada and one commercial bank in the United States.  The Company's cash accounts consist of deposits maintained in Canadian and U.S. dollars.  Deposits in excess of insured amounts are an area of potential risk in that these entities may be affected by changes in economic and other conditions that could impact the Company's overall risk; to date, the Company has not incurred a loss in relation to this risk area.

Stock-based compensation

Stock-based compensation cost for options is estimated at the grant date based on the award's fair value as calculated by the Black-Scholes option-pricing model and is recognized as expense over the estimated requisite service period.  The Black-Scholes model requires various highly judgmental assumptions including volatility, forfeiture rates and expected option life.  If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation expense for future grants may differ materially from that recorded in the current period.

3. Recent Accounting Developments

The Company successfully completed efforts to raise additional equity capital in conjunction with the plan to combine with Peninsula (note 4).  Post RTO, U.S. based investors form a substantial minority of the Company’s shareholder base.  Should trading of the Company’s shares shift the balance to majority ownership by U.S. investors, it is anticipated, given the Company’s focus on the properties located in California, that the Company will eventually become a Domestic Issuer from a Securities Exchange Commission ("SEC") perspective.  As a result, the Company would then be obligated to prepare and file U.S. GAAP based financial statements and regulatory filings to comply with U.S. regulations and the Company could avail itself of the option to use its U.S. GAAP statements for all financial disclosure requirements both in Canada and the U.S.  Alternatively, should shareholdings shift towards a greater allocation to Canadian and international investors or stay static, International Financial Reporting Standards (“IFRS”) would need to be adopted for the fiscal year beginning October 1, 2011.  In order to eliminate the uncertainty regarding an inevitable accounting conversion, to either IFRS or U.S. GAAP, the Company filed a form 40 F registration statement with the SEC during the quarter ended June 30, 2011.  The Company intends to list its securities on a U.S. exchange and file U.S. GAAP statements with the SEC within the next 12 months.  Further the Company intends to avail itself of the option to use its U.S. GAAP statements for all financial disclosure requirements both in Canada and the U.S. beginning in fiscal 2012.  The Company has determined that a conversion to U.S. GAAP will have an insignificant impact on its financial statements.

The following recently issued accounting developments have been applied or may impact the Company in future periods.

Comprehensive Income - In June of 2011, the FASB issued Accounting Standards Update No. 2011-05: Comprehensive Income (Topic 220): Presentation of Comprehensive Income (ASU 2011-05).  ASU 2011-05 provides that an entity that reports items of other comprehensive income has the option to present comprehensive income in either one continuous financial statement or two consecutive financial statements.

Zodiac Exploration Inc.
(a Development Stage Company)
Notes to the Financial Statements
For the year ended September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009
(Expressed in Canadian $ 000's except per share amounts)

3. Recent Accounting Developments (Continued)

ASU 2011-05 is effective for annual period beginning after December 15, 2011.  We do not anticipate the implementation to have an impact on the Company's financial position or results of operations.

Fair Value Measurements - In May of 2011, the FASB issued Accounting Standards Update No. 2011-04: Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 clarifies application of fair value measurement and disclosure requirements and is effective for annual periods beginning after December 15, 2011. We are currently evaluating the provisions of ASU 2011-04 and assessing the impact, if any, it may have on our financial position and results of operations.

4. Reverse Takeover

On August 19, 2010, Zodiac Exploration Corp. entered into an Arrangement Agreement with Peninsula, and a wholly owned subsidiary of Peninsula named 1543081 Alberta Ltd., to effect a reverse takeover transaction.  Under the Agreement, Zodiac Exploration Corp. amalgamated with 1543081 Alberta Ltd (the continuing corporate entity post amalgamation was named Zodiac Exploration Corp.); Peninsula was renamed Zodiac Exploration Inc.  This transaction was successfully completed on September 28, 2010 (“the Closing Date”) with the shares of the Company subsequently listed on the TSX Venture Exchange.  As a result of the transaction mechanics as of the Closing Date, the shareholders of Zodiac Exploration Corp. held 308,721,985 post consolidation shares (97.21%) of the Company, and the shareholders of Peninsula held 8,861,626 post consolidation shares (2.79%).

Immediately prior to the reverse takeover the book value of Peninsula’s net assets was as follows:

Cash	198
Prepaid Expenses	1
Accounts receivable	24
Accounts payables and accrued liabilities	(1)
Book value of net assets	222

Although Peninsula was the legal acquirer of Zodiac, as the shareholders of Zodiac Exploration Corp. held approximately 97.2% of the Company post RTO, Zodiac Exploration Corp. was treated as the acquirer under Canadian GAAP.  Consequently Zodiac Exploration Inc. was deemed a continuation of Zodiac Exploration Corp. and the book value of Peninsula’s net assets was accounted for as an increase in share capital of $222 as Peninsula was deemed not to meet the definition of a business under GAAP (necessitating treatment as a capital transaction).  RTO transaction costs, to the extent of cash received from Peninsula, were charged to share capital in the amount of $198, resulting in a net increase to share capital of $16 and warrants of $8 (note 8b, 8c).

5. Property, plant and equipment

Property, plant and equipment consist of the following:

	Cost $	Accumulated depletion & depreciation $	2011 Net Book Value $	2010 Net Book Value $
Oil and gas properties	$ 64,406	$ -	$ 64,406	$ 20,973
Other	149	(78)	71	64
Total	$ 64,555	$ (78)	$ 64,477	$ 21,037

Zodiac Exploration Inc.
(a Development Stage Company)
Notes to the Financial Statements
For the year ended September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009
(Expressed in Canadian $ 000's except per share amounts)

5.Property, plant and equipment (Continued)

On January 31, 2011, Zodiac acquired, through farm in, a 75% working interest in approximately 21,500 acres located in Kings and Kern Counties in California for total proceeds of US$8,422. The transaction included the payment of US$5,614 in cash, the issuance of  2,700,018 shares with a deemed value of US$1,871 and provision of a work credit in respect of future cash calls made by Zodiac of US$936.  In addition, Zodiac is required to pay approximately 92% of the costs to drill two wells to evaluate the Monterey and Kreyenhagen formations within this area.

During 2011, the Company capitalized $1,544 (nine months ended September 30, 2010 - $738 and twelve months ended December 31, 2009 - $522) of general and administrative expenditures and stock-based compensation costs attributable to employees and consultants directly engaged in exploration activities.

At September 30, 2011, the balance of the oil and gas properties related to unproven properties, and the Company has not commenced principal operations, accordingly there has been no depletion or depreciation recorded against the oil and gas properties.

During the twelve months ended September 30, 2011, the Company had minimal activities in the Windsor Basin in Nova Scotia.

During the year, the Company recognized a full impairment charge of $8,472 on its Nova Scotia assets.  In determining the impairment charge for these assets, the Company considered (among others) the following factors: intent to drill by the operator of the Windsor Basin project; remaining lease term; geological and geophysical evaluations; and drilling results.  Given that the operator was no longer allocating meaningful resources to continued evaluation, the lack of proved reserves attributable to the property and no success to date in finding a joint venture partner to fund a drilling program, the Company deemed a full impairment charge in the period was both reasonable and warranted.

6. Asset Retirement Obligation

As at September 30, 2011, the Company has estimated the net present value of its total ARO to be $385 based upon a total future undiscounted liability of $1,080 (September 30, 2010 - $331), where the liability settlement period has been estimated to occur over 9 to 25 years.  The Company calculated the net present value of ARO using a discount rate of 8% and an inflation rate of 2% to 3%.

	September 30, 2011 $	September 30, 2010 $
Balance, beginning of period	206	-
Liabilities incurred	179	206
Balance, end of period	385	206

Zodiac Exploration Inc.
(a Development Stage Company)
Notes to the Financial Statements
For the year ended September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009
(Expressed in Canadian $ 000's except per share amounts)

7. Future Income Taxes

a)	The significant components of the Company's future tax assets and liabilities are as follows:

	September 30, 2011 $	September 30, 2010 $
Property and equipment	2,397	(72)
Non-capital loss carryforward	2,482	1,275
Share issuance costs	752	930
Asset retirement obligation	60	60
Valuation allowance	(5,691)	(2,193)
	-	-

b)	The Company has estimated tax pools totaling $83,675 as follows:

	Rate of claim	September 30, 2011 $
U.S. tax pools	100%	61,299
Canadian tax pools	Various	22,376
		83,675

c)	FIT Rate Reconciliation

	Zodiac Exploration Corp	Zodiac USA Corp	Total
Expected (income) loss	9,541	4,220	13,761
US Federal & State tax rate	-	43.4%	-
Adjustment on consolidation	-	(43.4%)	-
Consolidated tax rate	29%	34%	-
	2,767	1,435	4,202
Future tax differences	5,830	-	5,830
Non-deductible	(2,907)	-	(2,907)
Change in tax rates	-	-	-
Valuation	(5,690)	(1,435)	(7,125)
	-	-	-

Zodiac Exploration Inc.
(a Development Stage Company)
Notes to the Financial Statements
For the year ended September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009
(Expressed in Canadian $ 000's except per share amounts)

8. Share Capital
a) Authorized

Unlimited number of common shares with voting rights.

Unlimited number of preferred shares, issuable in series.

b) Issued

	Number of Common Shares	Amount $
Outstanding, December 31, 2009	83,302,515	12,913
Common shares issued (i)	29,000,000	5,176
Common shares issued through private placement (ii)	54,190,127	9,915
Common shares issued upon exercise of stock options	72,503	25
Contributed surplus effect on exercise of options	-	6
Common shares issued (iii)	142,156,840	50,000
Share issue costs (ii, iii)	-	(3,309)
Shares held by Peninsula shareholders pursuant to the RTO (iv)	8,861,626	16
Outstanding, September 30, 2010	317,583,611	74,742
Common shares issued to acquire property (note 5)	2,700,018	1,890
Common shares issued upon exercise of options and warrants (v)	38,965,112	34,047
Equity effect on exercise of options and warrants	-	3,745
Outstanding, September 30, 2011	359,248,741	114,424

(i)	On January 7, 2010, the Company issued 29,000,000 common shares ($0.179 per share) for total gross cash proceeds of $5,176.

(ii)
During the fiscal year ended September 30, 2010, the Company issued 54,190,127 Units, respectively, of the Company for total gross proceeds of $11,212 ($0.207/Unit).  Each Unit consisted of one common share and one half of one share purchase warrant with an exercise price of $0.414/share (note 8(c)(ii)), $1,296 was allocated to warrant proceeds.  In addition, the Company incurred $29 in share issue costs related to the placement, which were recorded as a charge against capital raised.

(iii)
On September 2, 2010, the Company issued 142,156,840 common shares ($0.352 per share) for total gross cash proceeds of $50,000.  The Company incurred $3,280 in share issue costs related to the placement, which were recorded as a charge against capital raised.

(iv)
Pursuant to the reverse takeover transaction that occurred on September 28, 2010 (note 4), all existing Zodiac Exploration Corp. shares were exchanged on a 1:1.45 ratio for Zodiac Exploration Inc. shares. The figures shown in note 8b are presented on a post-converted basis. At the time of the RTO, Peninsula shareholders held 8,861,626 shares and another 4,800,000 full share purchase warrants exercisable at $0.125/share of the Company.

(v)
During the quarter ended June 30, 2011, the Company received a notice of exercise in respect of 31,175,000 of its outstanding warrants.  Each warrant was exercised at an exercise price of approximately $1.034 per warrant and entitled the holder thereof to acquire 1.0 common share of Zodiac for each warrant held.  The Company received total proceeds of $32,250 upon the exercise of these warrants.

Zodiac Exploration Inc.
(a Development Stage Company)
Notes to the Financial Statements
For the year ended September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009
(Expressed in Canadian $ 000's except per share amounts)

c) Warrants
	Outstanding September 30, 2010 (i)	Exercised	Outstanding September 30, 2011	Weighted Average Exercise Price $	Deemed Value $
Warrants issued on private placement	45,675,000	(31,175,000)	14,500,000	1.034	1,664
Warrants issued on private placement (ii)	27,095,068	(2,649,362)	24,445,706	0.414	1,168
Peninsula Warrants pursuant to RTO (iii)	4,800,000	(4,800,000)	-	0.125	-
Outstanding, end of year	77,570,068	(38,624,362)	38,945,706	0.645	2,832

(i)
Zodiac Exploration Corp. warrant and option holders will continue to hold the original equity instruments until exercise, expiry, cancellation or forfeiture.  Upon exercise the warrants/options will be exchanged at the 1:1.45 ratio for Zodiac Exploration Inc. shares, with the corresponding ratio applied to the exercise price.  The figures shown in note 8(c) are shown on a post conversion basis (i.e. original issue x 1.45 (as applicable)).

(ii)
In conjunction with the units issued, noted in note 8(b)(ii), the Company issued 27,095,068 common share purchase warrants during the fiscal year ended September 30, 2010.  Each whole warrant has an exercise price of $0.414/share and expires five years after the grant date. As of September 30, 2011, there are 24,445,706 common share purchase warrants outstanding.

The fair values of the warrants issued were estimated as at the grant date using the Black Scholes option pricing model. The weighted average assumptions used in the calculations are noted below:

2010
Risk-free interest rate	1.95%
Expected life	3.1 years
Expected volatility	71.3%
Fair value per whole warrant	$0.048

The remaining fair value of the warrants issued is $1,168 (September 30, 2010 - $1,296), which was allocated from the gross proceeds received on the private placement.

(iii)
As of September 30, 2011 all common share purchase warrants outstanding that had previously been issued by Peninsula (the “Peninsula Warrants”) have been exercised. Each warrant had an exercise price of $0.125/share and expired April 20, 2011.

The valuation assigned to the Peninsula Warrants was determined using the original value proportion attributed to the warrants from the original equity raise, using the Black Scholes option pricing model.  The assumptions used in the calculation were as noted below:

2010
Risk-free interest rate	1.62%
Expected life	1 years
Expected volatility	168.2%
Fair value per whole warrant	$0.002

Zodiac Exploration Inc.
(a Development Stage Company)
Notes to the Financial Statements
For the year ended September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009
(Expressed in Canadian $ 000's except per share amounts)

d) Performance warrants
On April 6, 2010, the Company issued the equivalent of 10,150,000 performance warrants to officers of the Company.  These performance warrants have an equivalent exercise price of $0.207/share, a term of five years, are exercisable into one common share per performance warrant and vest in four equal increments with the initial increment occurring on a liquidity event for the Company.  The RTO was the initial liquidity event for the Performance Warrants, and the initial liquidity price was equal to $0.352, the Zodiac Exploration Inc. equivalent price ($0.51/1.45) of the subscription receipt financing (note 8(b)(iii)). The remaining warrants became exercisable in increments of 25% with each increase in the market price of the common shares of 33% from the original liquidity price, with 100% of the performance warrants being exercisable upon the achievement of a common share price equal to two times the initial liquidity price.  As of December 31, 2010, all performance warrants had vested.

The fair value of the performance warrants issued was estimated as at the grant date using the Black Scholes option pricing model.  The compensation expense is being recognized over the then expected vesting term. The estimate of this expense is adjusted for subsequent changes in the expected or actual outcome of the vesting requirements and any changes to this expense are recorded in the period of the change.  The assumptions used in the calculation are noted below:

Risk-free interest rate	1.75%
Expected life	2.6 years
Expected volatility	75.4%
Fair value per whole warrant	$0.097

Compensation expense recognized for the year ended September 30, 2011 was $265 (nine months ended September 30, 2010 - $489 and twelve months ended December 31, 2009 - $nil) and has been recorded as a non-cash compensation expense. The total amount has been recorded with an offsetting credit to contributed surplus.  Since issuance, approximately 86% of the originally estimated fair value of the performance warrants has been recognized as compensation expense.

Zodiac Exploration Inc.
(a Development Stage Company)
Notes to the Financial Statements
For the year ended September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009
(Expressed in Canadian $ 000's except per share amounts)
8.Share Capital (Continued)

e) Stock options outstanding

Zodiac Exploration Corp. warrant and option holders will continue to hold the original equity instruments until exercise, expiry, cancellation or forfeiture.  Upon exercise the warrants/options will be exchanged at the 1:1.45 ratio for Zodiac Exploration Inc. shares, with the corresponding ratio applied to the exercise price, figures shown herein are on a post-conversion basis.

Under the share option plan of the Company (the “Plan”), established on September 28, 2010, the number of common shares to be reserved and authorized for issuance pursuant to options granted under the Plan cannot exceed 10% of the total number of issued and outstanding shares of the Company.   The 10% limit includes shares reserved for issuance upon the exercise of the performance warrants (Note 8 (d)).  All currently issued options have terms of five years and vest over three years; the term, the vesting period and the price are determined at the discretion of the Board of Directors.  However, the maximum option term shall not exceed five years.

The following table summarizes information about the Company’s stock options outstanding at September 30, 2011, and for changes that occurred during the twelve month period then ended:

			September 30, 2011
	Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, beginning of year	9,748,834	0.273	3.19
Granted	6,410,000	0.861	4.52
Forfeited	(1,100,834)	0.370	-
Exercised	(340,750)	0.295	-
Balance, end of year	14,717,250	0.534	3.74

As at September 30, 2011, the Company had 6,535,070 options granted but not yet vested.

The following table summarizes information about the Company’s stock options outstanding at September 30, 2010, and for changes that occurred during the nine month period then ended:

			September 30, 2010
	Equivalent Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, beginning of period	4,756,000	0.345	3.77
Granted	5,524,500	0.213	4.55
Forfeited	(459,163)	0.280	-
Exercised	(72,503)	0.345	-
Balance, end of period	9,748,834	0.273	4.18

Zodiac Exploration Inc.
(a Development Stage Company)
Notes to the Financial Statements
For the year ended September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009
(Expressed in Canadian $ 000's except per share amounts)

f) Stock-based compensation

During the fiscal year ended September 30, 2011, the Company granted 6,410,000 options to officers, directors, employees and consultants (nine months ended September 30, 2010 - 5,524,500 and twelve months ended December 31, 2009 - 4,770,500).  The terms of the grant are consistent with the Plan and options are exercisable at the equivalent of $0.534 per option and expire 5 years after the grant date.  The fair value of the options granted is estimated as at the grant date using the Black-Scholes option pricing model.  The weighted average assumptions used in the calculation are noted below:

	2011	2010
Risk-free interest rate	1.86%	1.64%
Expected life	3.0 years	2.6 years
Expected volatility	71.11%	75.19%
Forfeiture rate	1.94%	0%
Fair value per option	$0.412	$0.097

Compensation expense recognized for the year ended September 30, 2011 was $1,612 (nine months ended September 30, 2010 - $382 and twelve months ended December 31, 2009 - $236). Of the total compensation expense for the year ended September 30, 2011, $1,281 (nine months ended September 30, 2010 - $324 and twelve months ended December 31, 2009 - $183) has been recorded as a stock-based compensation expense related to options issuances and $331 (nine months ended September 30, 2010 - $57 and twelve months ended December 31, 2009 - $52) has been capitalized for options issued to employees and consultants directly involved in exploration activities. The total amount has been recorded with an offsetting credit to contributed surplus.

g) Per share data

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the year ended September 30, 2011 of 333,580,968 (nine months ended September 30, 2010 - 163,810,884 and twelve months ended December 31, 2009 - 81,820,932).  Weighted average number of shares and calculation of diluted loss per share have been restated for the prior year in accordance with reverse takeover accounting guidance. The treasury stock method is used for the calculation of diluted loss per share. Under this method, it is assumed that proceeds from the exercise of dilutive securities are used by the Company to repurchase Company shares at the average price during the period.  During the period, the Company did not have any dilutive securities outstanding. The issued and outstanding warrants, performance warrants, and vested stock options of 38,945,706, 10,150,000 and 8,182,180, respectively, were not dilutive due to the Company’s loss position.

9. Related Parties

Related party transactions during the fiscal year ended September 30, 2011 are as follows:

a) Aggregate management fees of $nil (nine months ended September 30, 2010 - $220 and twelve months ended December 31, 2009 - $581) were paid to officers of the Company and recorded in the consolidated statement of loss and deficit.  All officers of the Company became employees on May 1, 2010.

b) Included in accounts payable as at September 30, 2011 was $nil (2010 - $nil) payable to directors and officers of the Company.

Zodiac Exploration Inc.
(a Development Stage Company)
Notes to the Financial Statements
For the year ended September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009
(Expressed in Canadian $ 000's except per share amounts)

Transactions with related parties are recorded at the exchange amount, being the price agreed to between the parties.

10. Fair value measurement

The Company adopted the authoritative guidance for fair value measurements effective January 1, 2008 for financial assets and liabilities and effective January 1, 2009 for non-financial assets and liabilities.  ASC Topic 820.10 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  ASC 820.10 applies whenever other statements require or permit assets or liabilities to be measured at fair value.  The Company's financial assets and liabilities are measured at fair value on a recurring basis.  The Company discloses its recognized non-financial assets and liabilities, such as asset retirement obligations and other property and equipment at fair value on a non-recurring basis.  For non-financial assets and liabilities, the Company is required to disclose information that enables users of its financial statements to assess the inputs used to develop said measurements.  The Company recognized an impairment in its Nova Scotia non-financial assets during the period ended September 30, 2011 (note 5).

ASC 820.10 requires that assets and liabilities carried at fair value be classified and disclosed based on the following three-level hierarchy for fair value measurements:

Level 1	Quoted prices in active markets for identical assets or liabilities.
Level 2
Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3
Unobservable inputs, where there is little or no market activity for the asset or liability.  These inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, based on the best information available.

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The fair value of the investment is determined by the best available information including regard for market conditions and other factors that a market participant would consider for such investments.

11. Commitments

a)
The Company holds an operating lease agreement for office space in Calgary, Alberta commencing on May 1, 2010 and ending on February 29, 2012. The annual basic rent obligation is $38, payable in monthly instalments of $3. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

b)
The Company holds an operating lease agreement for the lease of office space in Bakersfield, California commencing July 1, 2010 and ending on June 30, 2012. The annual basic rent obligation is US$37 per annum, payable in monthly instalments of US$3. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

Zodiac Exploration Inc.
(a Development Stage Company)
Notes to the Financial Statements
For the year ended September 30, 2011, nine months ended September 30, 2010 and year ended December 31, 2009
(Expressed in Canadian $ 000's except per share amounts)

12. Segmented information (Continued)

The Company’s primary operations are limited to a single industry being the acquisition, exploration for, and development of petroleum and natural gas.  Geographical segmentation is as follows:

	Twelve months ended September 30, 2011
	Canada	United States	Total
Interest income	215	-	215
Depreciation and accretion	43	2	45
Net loss	(12,084)	(1,677)	(13,761)
Property and equipment	2,959	61,518	64,477
Total assets	41,574	67,624	109,198

	Nine months ended September 30, 2010 ($)
	Canada	United States	Total
Interest income	42	-	42
Depreciation and accretion	32	1	33
Net loss	(2,462)	(129)	(2,591)
Property and equipment	9,918	11,119	21,037
Total assets	68,832	11,276	80,108

	Twelve months ended December 31, 2009 ($)
	Canada	United States	Total
Interest income	21	-	21
Depreciation and accretion	22	-	22
Net loss	(1,673)	(93)	(1,767)
Property and equipment	9,286	6,408	15,694
Total assets	10,657	6,544	17,201

13. Accounts Payable

Accounts payable as at September 30, 2011 (September 30, 2010) consist of the following:

	2011	2010
Trade accounts payable	6,490	2,000
Accrued liabilities	500	133
Total accounts payable	6,990	2,133

14.  Comparative Figures

Certain of the comparative figures were reclassified from statements previously presented to conform to the current period presentation.